Filed Pursuant to Rule 433
Registration No. 333-157390
FOR IMMEDIATE RELEASE:
CONN’S, INC. ANNOUNCES AVAILABILITY OF PRESENTATION
     BEAUMONT, TEXAS (November 12, 2010) — Conn’s, Inc. (NASDAQ/NM: CONN), a specialty retailer of consumer electronics, home appliances, furniture, mattresses, computers and lawn and garden products today announced that it has released a slide show presentation for its investors to view at www.netroadshow.com.
     The presentation describes the transactions that the Company is anticipating completing as previously disclosed, including the recently announced Subscription Rights Offering in the total amount of $25 million, the expansion and extension of its existing asset based loan facility in the amount of $375 million, and a new second lien term loan in the amount of $100 million. The presentation also provides brief updates to investors regarding current business trends and plans for the Company. The presentation will be immediately available.
To access the presentation please go to the following website: www.netroadshow.com. Upon accessing the NetRoadshow website, please enter your email address and the entry code: CONNS2010 (not case-sensitive) to view the presentation. The audio replay will be available through 4 p.m. EST on November 22, 2010.
For first time NetRoadshow users: If you have not previously viewed a NetRoadshow presentation you will have to go through a quick one-time registration process. Please enter your email address as your login email. If you are a first time user, you will be required to fill out a simple form before accessing the presentation. Once you have the form filled out, you will be sent a verification email. Please be sure to click on the link in the email in order to confirm your registration for future use of NetRoadshow.
Important Notice
     The Company has filed a registration statement (including a prospectus) with the SEC (File No. 333-157390) and a prospectus supplement with respect to its proposed rights offering. Before you invest, you should read the prospectus in the registration statement, the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the rights offering.
     You may obtain the foregoing documents, including the prospectus and the prospectus supplement, for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement for the rights offering may be obtained from Georgeson Inc., the information agent, at (866) 357-4029. Investors should read the prospectus and prospectus supplement carefully before making any investment decision because these documents will contain important information.
     This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities to any person or entity in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Conn’s, Inc.
     The Company is a specialty retailer currently operating 76 retail locations in Texas, Louisiana and Oklahoma: with 23 stores in the Houston area, 20 in the Dallas/Fort Worth Metroplex, nine in San Antonio, five in Austin, five in Southeast Texas, one in Corpus Christi, four in South Texas, six in Louisiana and three in Oklahoma. It sells home appliances, including refrigerators, freezers, washers, dryers, dishwashers and ranges, and a variety of consumer electronics, including LCD, LED, 3-D, plasma and DLP televisions, camcorders, digital cameras, computers and computer accessories, Blu-ray and DVD players, video game equipment, portable audio, MP3 players, GPS devices and home theater products. The Company also sells lawn and garden products, furniture and mattresses, and continues to introduce additional product categories for the home to help respond to its customers’ product needs and to increase same store sales. Unlike many of its competitors, the Company provides flexible in-house credit options for its customers. In the last three years, the Company financed, on average, approximately 61% of its retail sales.
     This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “could,” “estimate,” “should,” “anticipate,” or “believe,” or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements will prove to be correct, the Company can give no assurance that such expectations will prove to be correct. The actual future performance of the Company could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:
•	the Company’s ability to amend, renew or replace its existing credit facilities and satisfy any conditions precedent with respect thereto;

•	the Company’s ability to fund operations, debt repayment and expansion from cash flow from operations, borrowings on its revolving lines of credit and proceeds from securitizations and from accessing debt or equity markets;

•	the ability of the Company to obtain additional funding for the purpose of funding the receivables generated by the Company, including limitations on its ability under its securitization program to obtain financing through its commercial paper-based funding sources and its ability to maintain the current credit ratings of its securities;

•	the ability of the Company to maintain compliance with the covenants in its financing facilities or obtain amendments or waivers of the covenants to avoid violations or potential violations of the covenants;

•	delinquency and loss trends in the receivables portfolio;

•	the Company’s ability to offer flexible financing programs;

•	the Company’s growth strategy and plans regarding opening new stores and entering new markets;

•	the Company’s intention to update, relocate or expand existing stores;

•	the effect of closing or reducing the hours of operation of existing stores;

•	the Company’s estimated capital expenditures and costs related to the opening of new stores or the update, relocation or expansion of existing stores;

•	the Company’s ability to introduce additional product categories;

•	the ability of the financial institutions providing lending facilities to the Company to fund their commitments;

•	the effect on borrowing costs of downgrades by rating agencies or changes in laws or regulations on the Company’s financing providers;

•	the cost of any amended, renewed or replacement credit facilities;

•	growth trends and projected sales in the home appliance, consumer electronics and furniture and mattresses industries and the Company’s ability to capitalize on such growth;

•	the pricing actions and promotional activities of competitors;

•	relationships with the Company’s key suppliers;

•	interest rates;

•	general economic and financial market conditions;

•	certain affiliates of Stephens Inc. and The Stephens Group, LLC exercising their subscription rights in full, which they have no obligation to do;

•	satisfaction of the closing conditions required under the debt facilities and the rights offering;

•	weather conditions in the Company’s markets;

•	the outcome of litigation or government investigations;

•	changes in the Company’s stock price; and

•	the actual number of shares of common stock outstanding.
Further information on these risk factors is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 10-K/A filed on April 12, 2010 and the Company’s quarterly report on Form 10-Q filed on August 26, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect the events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.
CONN-G
Contact:
Conn’s, Inc., Beaumont
Chief Financial Officer
Michael J. Poppe (409) 832-1696 Ext. 3294